Exhibit 99.4

NICE Recognized as Market Share Leader in Workforce Management
by DMG Consulting for 10th Consecutive Year

The independent analyst firm's 'Workforce Management Product and Market Report' also cited
NICE WFM’s top scores for leveraging artificial intelligence and machine learning

Hoboken, N.J., June 11, 2019 – NICE (Nasdaq: NICE) today announced that it has once again been recognized by independent industry analyst firm, DMG Consulting LLC, as the market share leader for Workforce Management (WFM) based on the number of seats which grew 9.4% year over year. In addition, the annual 'Workforce Management Product and Market Report' noted that NICE received the top score in customer satisfaction for product innovation, as well as perfect scores from customers for streamlining administrative processes and for the use of artificial intelligence and machine learning to improve output.

DMG Consulting’s report, which focuses on NICE Workforce Management, states that NICE received top marks from customers for seven elements of its WFM solution, specifically vacation/time-off management, budgeting/cost management, timekeeping/payroll management, back office/branch functionality, mobility features, workspace allocation and gamification.

“Today's workforce mandates scheduling flexibility, work-life balance and agent autonomy to self-serve and self-manage. Today's customers require omni-channel support and personalized service. Contact centers need to address operational requirements, satisfy employee needs and meet customer expectations, while managing costs,” noted Donna Fluss, President, DMG Consulting. “Al and automation are driving critical changes to WFM solutions to address these opportunities and more.”

DMG Consulting LLC's annual 'Workforce Management Product and Market Report' comprehensively analyzes the WFM market, solutions and product suites. The analysis provides an in-depth review of WFM suites including core forecasting and scheduling, intraday management, real-time adherence, time-off management, self-service and reporting capabilities, along with a variety of value-added and optional modules.

"To be recognized for a decade as the WFM market share leader by DMG Consulting is a great honor,” Barry Cooper, President, NICE Enterprise Group said. "This clearly demonstrates how NICE Workforce Management continues to lead the market in helping companies optimize their workforce engagement.  We continue to innovate in WFM as demonstrated by our advanced, AI driven adaptive technology.”

NICE WFM streamlines, automates and optimizes scheduling for agents and supervisors. This improves agent satisfaction by speeding up turnaround time while simplifying supervisors' lives through auto approval and easier access to agent requests. By moving from a manual system to NICE WFM's automated offering, companies benefit from increased occupancy and shrinkage calculations, which in turn improves reporting accuracy and forecasting.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.